EXHIBIT 12.1

PACIFIC GAS AND ELECTRIC COMPANY
A DEBTOR-IN-POSSESSION
COMPUTATION OF RATIOS OF EARNINGS TO FIXED CHARGES

	Year ended December 31,
(dollars in millions)	2001	2000		1999	1998	1997

Earnings:
Net income (loss)	$1,015	$(3,483)		$788	$729	$768
Adjustments for minority interest in losses of less than 100% owned affiliates and the Company’s equity in undistributed income (losses) of less than 50% owned affiliates	—	—		—	—	—
Income tax expense (benefit)	596	(2,154)		648	629	609
Net fixed charges	1,019	648		637	673	628

Total earnings	$2,630	$(4,989)		$2,073	$2,031	$2,005

Fixed charges:
Interest on short-term borrowings and long-term debt, net	$981	$616		$604	$635	$586
Interest on capital leases	2	2		3	2	2
AFUDC debt	12	6		7	12	17
Earnings required to cover the preferred stock dividend and preferred security distribution requirements of majority owned trust	24	24		24	24	24

Total fixed charges	$1,019	$648		$638	$673	$629

Ratios of Earnings to Fixed Charges	2.58	(7.70	)(1)	3.25	3.02	3.19

Note:
For the purpose of computing Pacific Gas and Electric Company’s ratios of earnings to fixed charges, “earnings” represent net income adjusted for the minority interest in losses of less than 100% owned affiliates, cash distributions from and equity in undistributed income or loss of Pacific Gas and Electric Company’s less than 50% owned affiliates, income taxes and fixed charges (excluding capitalized interest). “Fixed charges” include interest on long-term debt and short-term borrowings (including a representative portion of rental expense), amortization of bond premium, discount and expense, interest of subordinated debentures held by trust, interest on capital leases, and earnings required to cover the preferred stock dividend requirements.

(1)	The ratio of earnings to fixed charges indicates a deficiency of less than one-to-one coverage aggregating $5,637 million.

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